Sarah L. Ham
Direct Dial: (916) 930-2555
E-mail: sarah.ham@bullivant.com
Confidential Treatment Requested by Calcitech Ltd.
[***] Represents material which has been redacted and filed separately with the Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.
October 30, 2008
Via Edgar and Federal Express
Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	CalciTech Ltd.
Form 20-F for the fiscal year ended December 31, 2007 File No. 0-20420
Dear Mr. Decker:
     We are providing this letter on behalf of CalciTech Ltd. (the “Company”), in response to the Staff’s letter dated October 16, 2008 (“Second Letter”) as a follow up to the Staff’s initial comment letter dated July 21, 2008 (“Comment Letter”), in connection with the above-referenced filing. The Company’s responses to the Staff’s comments have been provided below in the order in which each comment appears in the Second Letter. For your convenience, we have re-inserted the Staff’s comments before the Company’s response.
Form 20-F/A for the year ended December 31, 2007
Note 5 – Intangible Assets, page 60
1.	Please tell us in detail how you determined that both the project development costs and commercial plant pre-financing costs met the definition of intangible assets (as defined in paragraphs 8-17 of IAS 38) and the intangible asset recognition criteria

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
described in paragraphs 21-23 of IAS 38. It appears that the project development costs and commercial plant pre-financing costs are more directly related to the construction of physical manufacturing facilities than to assets without physical substance (such as scientific knowledge, new processes, etc.). In responding to our comment, please also address how you considered IAS 16 and IAS 23 in determining the current classification of these costs as intangible assets.
     Response:
     By way of supplemental disclosure, below please find the response of the Company, in consultation with the Company’s registered independent accounting firm:
     In following the International Accounting Standards, the Company has capitalized development costs and included these within product development and project development in accordance with IAS 38 (paragraphs 51-67). The accounting policy for capitalizing development costs is described within note 2.9 of the accounts, which supplements the accounting policy defined in note 2.8 under intangible assets. The expenditure relates to internally generated intangible assets, where the Company has distinguished between research costs expensed and development costs capitalized.
     The criteria as per IAS 38 for recognizing an intangible asset arising from development are as follows:
•	The entity must demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale.

•	Its intention to complete the intangible asset and use it or sell it.

•	Its ability to use or sell the intangible asset.

•	How the intangible asset will generate future economic benefits.

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
•	The availability of adequate technical and financial resources to complete the development.

•	Its ability to measure reliably the expenditure attributable to the intangible asset.
The above criteria stem from and build upon the recognition criteria set out in paragraphs 21–23 of IAS 38.
     In meeting the criteria for development costs, the Company has demonstrated the following:
•	The Company has the intention to sell the products and has sold samples to generate interest and demand.

•	The Company has letters of intent in place demonstrating future plans for setting up joint ventures in the production of other plants around Europe.

•	The Company has letters of intent in place for the sale of approximately 90,000 tons of Synthetic Calcium Carbonate once in full production, which demonstrates the ability to sell and use the asset.

•	The costs relating to the expenditure can be measured reliably, through the Company’s costing systems, through invoices and staff time allocated to specific projects.

•	The Company has the technical feasibility and adequate financial resources to complete the development. The Company has a credit facility within limit and external financing was close to being obtained as of December 31, 2007.

•	[***].

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     The above also meet the examples provided within paragraphs 60 – 62, specifically:
     Product Development Costs
     This relates to expenditure on developing and testing of the products that use Synthetic Calcium Carbonate. Development activities as stated in paragraph 59 of IAS 38 include “the construction and testing of pre-production and the design and testing of a chosen alternative for new or improved materials, devices, processes or systems.”
     Project Development Costs
     This relates to expenditure on the various commercial plants that are being planned for construction across the world in order to produce the Company’s product. The expenditure primarily relates to time allocated by management in generating letters of intent. These costs have been capitalized, as they will give rise to a future economic benefit in the form of revenue streams arising from contracts agreed on the basis of the letters of intent. Feasibility studies have also been conducted and capitalized, as intangible assets, as the letters of intent could not be secured if the projects were not deemed feasible.
     Commercial Plant – Pre Financing
     Commercial Plant – Pre Financing costs are similar to the Project Development costs, but are specific to the costs spent on the commercial plant at Leuna. The Company believes it is important to separate the funds spent on the project development costs and commercial plant pre-financing. The difference being that project development costs relate to joint venture arrangements whilst commercial plant pre-financing relates specifically to Leuna, which is the Company’s own plant. As the plant at Leuna will be the Company’s first large scale production unit, it is important to separately identify all direct costs which relate to “development of knowledge” incurred in the construction of the Leuna project.

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     The above explanations as to the classification of intangible fixed assets also meet the definitions as described in the recognition criteria as set out in paragraphs 21-23.
     In response to meeting specific paragraphs within IAS 38:
a)	Application to Paragraphs 8 –17
     Definition – “Development is the application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before the start of commercial production or use” (emphasis added).
     “An intangible asset is an identifiable non-monetary asset without physical substance” (emphasis added).
     Project Development and Commercial Plant – Pre Financing, as discussed in detail above, meet this definition, as is highlighted by the phrases underlined and italicized.
          Identifiability, Paragraph 12
     For an intangible asset to be identifiable, the asset must be separable and arise from a contractual or legal right.
     The product development meets these criteria in that this expenditure is on improving the Synthetic Calcium Carbonate, enabling diversification into other industries. This includes the costs in testing the product for its suitable use, such as costs of staff time on testing.
     The project development costs include costs directly attributable to evaluating new sites for the production of new plants across the world. The costs incurred in travelling and

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
on feasibility studies are separately identifiable and can be specifically attributed to the project.
          Control, Paragraphs 13 – 16
     Per IAS 38, “an entity controls an asset if the entity has the power to obtain future economic benefits and restrict the access of others to those benefits.”
     The Company can demonstrate that it has the power to obtain future economic benefits through the sales of samples and the letters of intent demonstrating a willingness of third parties buy Synthetic Calcium Carbonate when the Company begins full production.
     The Company has implemented patent registration in an extensive number of countries worldwide including Germany and therefore demonstrates the ability to restrict access due to the nature of the product in that benefits arise only to the user of the product. The product also requires specific technical knowledge, which is something that could not be replicated by a third party. The Company has invested in technical experts in order to safeguard this knowledge.
b)	Consideration of IAS 16
     Per Paragraph 6, “Property, plant and equipment are tangible items that are held for use in the production or supply of goods or services ...”
     The costs that have been capitalized under IAS 38, such as legal costs and allocation of staff time, relate to the “development of knowledge” (IAS 38, paragraph 5) not to a tangible item; therefore paragraphs 16-19 of IAS 16 do not apply.
c)	Consideration IAS 23

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     Per IAS 23, paragraphs 7 and 8 (benchmark treatment) state, “Borrowing costs shall be recognized as an expense in the period in which they are incurred.” Additionally, “Under the benchmark treatment borrowing costs are recognized as an expense in the period in which they are incurred regardless of how the borrowings are applied.”
     Paragraph 11 allowed alternative treatment: “Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset.”
     IAS 23 allows an entity to choose between the above two treatments. The Company has always used the benchmark treatment and therefore expenses all interest costs through the Income Statement.
     As it has been judged that the assets in question are dealt with in accordance with IAS 38, the provision set out in IAS 16 – regarding the treatment of interest (paragraph 23) – does not apply. Furthermore, even if IAS 16 were being applied, the provisions set out in IAS 23 would take precedence, i.e. the choice between expensing or capitalizing interest is always available.
2.	As a related matter, please tell us how you differentiate between the commercial plant pre-financing costs capitalized to property, plant and equipment ($562,000 as of December 31, 2007) and the commercial plant pre-financing costs capitalized to intangible assets ($1.3 million as of December 31, 2007). Please also tell us the accounting literature you used to support classifying some of the commercial plant pre-financing costs to property, plant and equipment while others were capitalized to intangible assets.
     Response:

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     The Company has allocated the Commercial Plant – Pre Financing costs based upon the definition, recognition and measurement criteria set out in IAS’s 16 and 38, the same criteria that have been outlined in the response to Item 1 above.
     The costs (such as the allocation of staff time) were capitalized as intangible assets as they relate to the “development of knowledge” (IAS 38, paragraph 5) and hence do not relate to an asset with physical substance. As set forth in the response to Item 1 above, these costs relate to generating letters of intent (i.e. the costs will lead to future economic benefits, but cannot be capitalized as tangibles as they have no physical substance).
     Those costs (such as legal expenses, surveyors, architects and other professional fees; costs of ground clearance, other site preparation; building permitting costs and IT expenditure), capitalized as tangible assets, are deemed to be “directly attributable costs”
     (IAS 16, paragraph 17) relating to the construction and development of the physical site at Leuna, Germany.
Exhibits 12.1 and 12.2
          3. We have reviewed your response to prior comment 4. We note that your certifications still include certain modifications from the template under Instruction 12 to Item 19 of Form 20-F. Specifically, paragraph 5 of both certifications and paragraph 4 of the certification included within Exhibit 12.2 differ from the template. Please show us how you will revise your future filings to include certifications that conform to the format provided in Instruction 12 to Item 19 of Form 20-F.
     Response:

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     We note the comment and assure the Staff that the Company’s future filings will include certifications that mirror the template under Instruction 12 to Item 19 of Form 20-F, as in effect at the time of such filing. Specifically, all future filings will contain certifications as substantially set forth below, to the extent that such template is currently in effect on the date of such future filing:
     “I, [certifying individual], certify that:
1.	I have reviewed this annual report on Form 20-F of Calcitech Ltd.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.”

Rufus Decker
October 30, 2008

Confidential Treatment Requested by Calcitech Ltd.
     If you have any questions or for further discussions relating to this matter please feel free contact me at (916) 930-2555. Please fax all correspondence relating to this matter to Scott E. Bartel and Sarah L. Ham at (916) 930-2501.

Very truly yours, /s/ Sarah L. Ham

SLH
cc:	Jeffrey Gordon
Nicholas Meadmore